Exhibit 99.3

Enovix – Rodgers SVAC Merger

Presentation Transcription

February 22, 2021

P A R T I C I P A N T S

T.J. Rodgers, Chief Executive Officer and Chairman, Rodgers Silicon Valley Acquisition Corporation

Harrold Rust, Co-Founder and Chief Executive Officer, Enovix Corporation

Ashok Lahiri, Co-Founder and Chief Technology Officer, Enovix Corporation

Cameron Dales, Chief Operating Officer, Enovix Corporation

P R E S E N T A T I O N

T.J. Rodgers

Hi. My name is T.J. Rodgers. I’m the CEO of Rodgers Silicon Valley Acquisition Corporation. I’m here with Harrold Rust, who’s the CEO of Enovix, which is a battery company; another founder of Enovix, Ashok Lahiri, who’s their CTO, and their COO Cam Dales. So, we’ll move right into this thing.

Okay, first of all, you’re looking at our pitch, and our pitch has this in it. It’s been signed by the two CEOs of the companies merging. Every page has been initialed by the appropriate officer in the Company. The point is we’re serious about the numbers we’re about to show you. It is our plan. There’s disclaimers. I’m not going to go through them, but they’re there.

So, you alluded to the S-1, where we told you what we’re going to do. The green area is certification checked. This is an advanced lithium-ion battery company, and how advanced, you’ll see in a minute. Everything else in our list of criteria is checked off, except for one, which we’re working on. They’re about to onboard a new CFO.

We’re working on business processes for public companies, SOX, for example, and we’re going to put three RSVAC executives on the Board—actually, two more, I’ve been there for nine years—and we’re going to bring in—have brought in five other RSVAC advisors, and we’re using McKinsey. So, we’re dead serious about turning this into a well-functioning public company.

Okay, technically advanced product. They’ve sampled the highest energy lithium-ion batteries for cellphones and watches you can get. Customers have given $30 million to get early access. The culture is a classic Silicon Valley culture—and on the high end of that, I would add—smart, honest, hard-working, technically excellent, and proud of their company. They also have a toughness, even a stubbornness. They just don’t lose, and they’ve had some hard times during the nine years I’ve been around, and they’ve always made it through.

Excellent gross margin, greater than 40%. They’ve already sampled—I here have second product, that’s a warning sign for me. They’ve already sampled four different products. They’re in Silicon Valley, across the street from Tesla, and we’ve signed a plan, as I already showed you.

Okay, the transaction is a merger/IPO. It’s going to close in the second quarter. The team—this is the agenda for the talk, an overview, in which I’ll give team introduction, which has happened. Technology, and details their top five customers will take care of all of their needs for business for the first year plus, we’ll talk about them. We’ll talk about three fabs: Fab 1 here, in Fremont, that’ll make watch batteries and cellphone battery samples; Fab 2, a much bigger fab, somewhere in the United States, security of supply, which we’ll make the same, and a lot of cellphone batteries and PC batteries; and then Fab 3, which is our automotive fab. The financials will come, followed by competition, comparing us to lithium metal nanotechnology companies, which are in vogue right now, and a conclusion.

This is my slide, got my name on it here. The shadows are from the fact I shot the picture in my kitchen. When I realized that we keep using a lot of jargon with our investors, and they may not have a picture of what we’re talking about. This is a lithium-ion battery, the standard size, called 18650, which is like a AA battery, small. If you take it out of the can and unwind it, you get this ungodly mess you have to tape together from falling apart, and you can see a lithium-ion battery has got three parts: the anode, the negative terminal, separator plastic between them, and the cathode positive terminal.

If you look at a cross-section across the battery here, you see copper first, then the graphite black anode, which is thicker, the thin separator, the cathode, which is also black on the aluminum foil, which is down here.

The way it works is the cathode positive sets up an electron, that electron grabs the lithium, which is in the cathode, takes this electron, turns it into lithium-ion, which drifts across through holes in the separator, atomic-sized holes, into the anode, where it gets back an electron from the outside and turns back into lithium, and that says you’ve got electrons going out here, coming in there, and that’s the circuit and that’s your battery being charged.

Here, I show you the battery operation, in order to define some terms we’re going to use today. Suppose I took a bright flashlight, one-watt LED, and I hooked it up to a battery. It would draw 0.83 amperes at 3.6 volts from the lithium-ion battery, and one watt for 11.4 hours is 11.4 watt hours. If I put a 10-watt light on there, it would operate for 1.14 hours. So, power times time is a figure of merit of the energy in the battery, and this one is 11.4 watt hours.

Now, if you come down here, this code name means the size of the battery, 18 millimeters wide, 65 long, and if you do the calculation, it’s 0.165 liters, with 16.5 milliliters in area. That’s about half of an ounce in English units. So, if you take the energy in the battery, 11.4 watt hours, and divide it by the volume of the battery—smaller is better, of course—then you get 11.4 divided by 0.01, it’s 690 watt hours per liter, and that is the amount of energy contained in a small little lithium-ion battery, and why they’re such a big deal. Just so you understand, 10 of those are like that big, black brick you have in your car that does the start, the sulfuric acid, lead acid battery.

Okay, what do we work on? We improve it two ways. One is silicon anode. We replace this big, fat graphite anode with silicon and make it smaller, and two is we have 3D, 3-dimensional silicon cell architecture, where we replace this ugly jellyroll with a precisely crafted battery.

We’ve already sampled batteries with energy densities five years ahead of our competition, and you’ll see those curves. The technology, as I said, is silicon anode and 3D silicon cell. We’re currently sampling batteries with energy densities from 27% to 110% higher than the market. We’re ahead of the competition, and we really have batteries. We’ve sampled 20 customers on four products, so it’s real.

It wasn’t easy. Thirteen years—I’ve been here for nine—$239 million. We got $120 million from strategic partners in Silicon Valley, including two Tier 1 customers, who wanted in early and were willing to pay for it. You’ll find that the batteries enhance product functionality, don’t just give you longer battery life, that you can do more with a product, make a better product. We’re protecting ourselves with 89 patents that have been well crafted, and we have a Top 5 Customer Program which will take care of us, with a customer market of $240 million per year. We’re qualifying late this year with a fab we’re building now, and we’ll have revenue in Q2 ‘22.

This is a graph of energy density measured in watt hours per liter versus the size of the battery. So, that little battery I just showed you is right there and has 900—in our technology, it’d have 900 watt hours per liter. It’s only 690 in the slide I showed you.

For the same technology, this is the core density of 1,249 watt hours per liter. That is pure battery with no case, no overhead of any kind. You end up with 900 in a small battery like that, and then for really small batteries, like two milliliters, you’re ending up down in this area, but this is a curve of equivalent technology versus size. The reason is obvious. If you have a battery that’s a little bigger, you lose area, 26% of the area to the casing, and as the casing doesn’t change, it’s the same thickness, you have less and less active areas of percent in the volume on the inside.

Here is an Apple iPhone battery, at 700 watt hours per liter, iPhone 11 and 12. Here’s our product, EX-1, 900 watt hours per liter for the same size. We’ve sampled to date 0.9. So, we’re completely candid, we’re not quite on that curve, and that will happen when we get our Fab 1 equipment, which is more precise, and you’ll see why precision makes better batteries later on. Here’s the watch cell battery that’s in the Apple iPhone, down at 500. We’re already setting a record at 722 watt hours per liter with that, and that’s gone out to multiple customers.

The Enovix Board. I’ll go to the Board first, then I’ll talk about the CEO that’s next to me. I’m on the Board, have been for nine years. I’m a technologist from Silicon Valley and an entrepreneur. Mitch Petrick is East Coast, has been on nine Boards in his career, and has been on the Management Committee of Morgan Stanley.

Greg Reichow is a venture capitalist in Silicon Valley, in a firm that specializes in manufacturing, and personally, he worked with SunPower and ran an automated line for them—we’re going to do an automated line here—and at Tesla, he created an automated line, an automatic automotive line, and also built a battery manufacturing plant in Nevada.

Betsy Atkins, who’s new on the Board, she’s a professional director. Her experience relevant is she was there at the SunPower IPO and helped guide that company. She’s also an expert in corporate governance, having written three books on the topic.

There are two new proposed Directors, both from Rodgers Silicon Valley. Dan McCranie is a professional director, after a career in the semiconductor industry, He’s been on 10 public semiconductor Boards and Chairman of six, a world-class expert, also helping in marketing and sales.

Manny Hernandez was the CFO of Cypress and SunPower, and took them out in their IPO. So, we’ve got a really good Board to help the Company.

Management Team. So, let me start here with Harrold. Harrold co-founded Enovix in 2007. He came from a company called FormFactor, a well-known company here in Silicon Valley, in Livermore, where he was VP of Operations and ran a fab. They made 3D probe cards that were—and still are—state-of-the-art in probing wafers. They did an IPO and achieved significant revenue. Prior to that, he worked 17 years at IBM in Operations on disk drives, where he also worked in a fab there. So, his experience is making things in fabs, 58 patents. He’s out of Stanford.

Ashok Lahiri, who will talk today, is the CTO and founder, was on both the FormFactor and IBM Team, 77 patents. Murali Ramasubramanian is our VP of R&D, also a co-founder, and 97 patents. Cam Dales is our COO. He’ll speak a couple times today, and he’s got the record for patents among us. Bob Busacca is a mechanical engineer out of Cornell and is designing our equipment. Jesse Griggs is Vice President of Quality, out of the battery industry, and a Six Sigma Black Belt.

Our latest score is Ralph Schmitt, who used to be the VP of Marketing and Sales at Cypress, and after that, has spent 15 years doing turnaround CEOs for four companies, where he got a venture company not working right, Ralph comes in, takes it over, turns it around and moves on.

Harrold?

Harrold Rust

All right. Thanks, T.J.

Let’s talk a little bit about our battery, how we make it, and why it’s better.

At the bottom here, there’s a picture of a conventional battery, something you might find in your cellphone, and this is a cross-section; I cut right through the middle of it. As you’ll see, it’s basically a wound-up structure, it’s actually called a jellyroll, and you’ll notice that it’s kind of imprecise feature, there’s a lot of gaps in it, and particularly at the corners there’s a lot of wasted volume, right, and that wasted volume is basically lost energy you could be having if you had a more precise structure.

Our battery is pictured above. It is a 3-dimensional architecture we talked about. Essentially, it’s made of many, many anodes and cathodes that are short in height, and they’re stacked on top of each other in this direction. If you look at the picture, you can notice that that precision allows you to have very little wasted space in the architecture, and that allows you to fundamentally drive up energy density.

The other thing that we can do in this architecture, which is very unique to us, is that we’re able to make a battery where the only active ingredient is silicon. In contrast, every battery made today is predominantly a graphite battery. The reason that’s important is that silicon has the ability to store a little bit more than two times as much lithium as graphite. So, not surprisingly, if you could move to this anode, the energy density of your battery would be a lot higher, and that’s what we can do.

One of the key things to enable that is this thing we call the stainless steel constraint. It’s pictured on the top here in grey, and then in this cross-section, you can see how it wraps around the top and the bottom of the battery. That constraint ends up being a very key feature to manage some of the silicon’s problems, that Ashok will talk to in detail as we go on.

All right, let’s talk about battery performance over time. This is a chart from the start of the invention of the lithium-ion battery by Sony in ’91 to today. T.J. talked about watt hours per liter. Back in ’91, it wasn’t 690, it was 200. I mean, we were really in the stone ages. Over time, that has really slowly ramped up to the point where we’re at 690 today, and the projection, we’re just short of 900 by 2026.

There’s been some setbacks. We all remember the Samsung battery problem with fires, where the industry decided to be more conservative, but the point is that, you know, this is a very slow rate of improvement. In that same timeframe, things like phones have gone from 2G to 5G, the electric car went from being basically nothing to now going to be in its third generation. The fundamental problem is that the CAGR of battery performance at 4.3%, this really is not keeping up with what the needs of these products are.

So, what does Enovix do? We basically make a quantum shift off the curve, so we step from this curve to 900 watt hours per liter, and effectively that’s giving you a five-year advantage over the competition. We’ll be where the competition is five years from now. That’s going to be our EX-1 platform. As we mentioned, first production on that is coming in first quarter and first revenue is Q2 of next year.

This is not a one-time change and the industry catches up, because what happens is the things that drive energy density here, which are predominantly advancements, and things like the cathode materials, also benefit us. We just have a more efficient architecture. So, in our case, we continue to ride with this curve, we’re just riding up the curve with a constant five-year advantage. That’s what you’re really getting with Enovix.

I’m going to turn it over to Cam, and he’ll talk a little bit about markets and customers.

Cameron Dales

Great, thanks, Harrold.

Okay, let’s talk products. On this slide, we’re showing five important products that are on the market today. These are segments that are important to us, as we move into commercialization. If you were to analyze the battery in these products, you would have these capacities listed in this first line. If you were to, theoretically, replace those batteries with our EX-1 battery, this is the improvement that each of those cells would have, from 27% of the laptop space to more than double in this two-way radio for firefighters and police officers that Motorola makes. It’s a very significant competitive advantage in the market for these products.

Of course, certain products, people care about the actual battery life. In this smartwatch from Garmin—this is a product that hikers take out into the wilderness—adding an additional number of days before you have to recharge the product is an advantage that they would use, but as you think about some of these other categories—this is a AR device from Snap, where an additional battery, rather than providing additional battery life, they could, theoretically, use this to add a display, increase the processing power of the device.

For the Motorola case, this is a product that’s big, heavy, and bulky today. Public safety officers need to carry this with them through their entire shift. An Enovix battery would allow them to cut the size and weight basically in half from what the current product is. The designers of this device could use a better battery to improve the form factor and the portability of their product.

Similarly, a Motorola Razr phone, flip phone, it has two batteries in it today. You could use an Enovix battery to replace those two in a single high-performance battery, with consequential savings in terms of weight, size, and actually, cost.

Finally, in the laptop space, Intel’s pushing a new standard in that industry. It’s focused on always-on devices, all-day battery life. These are extremely challenging requirements to hit with current technology, and so this is an enabler of kind of the next generation of laptop products.

Bottom line, a better battery doesn’t necessarily mean that you’ll necessarily have longer battery life, but rather it allows the designers of these products to design in critical features or form factors that have significant advantages in their end markets. So, what we’re really selling here, in terms of our energy density, is highly value-added functionality that results in a competitive advantage.

Let’s take a step back, and let’s talk about technology more generally. The big megatrends that you’re seeing in the technology world are really key to what is driving our business. Everybody’s aware of the adoption of 5G cellphones, significant higher battery usage required in phones that are taking advantage of this technology. It’s a big driver of our business.

The wearable market, it’s large and growing extremely rapidly. These devices are always challenged on battery capability. Imagine, you’re essentially trying to shrink the functionality of a cellphone down to something that you can wear on your body, and how important it would be to have smaller, higher power batteries, like what Enovix provides.

In the AR/VR space, this is a market that’s really ahead of us in the next couple of years. These are glasses and VR devices that we wear on our head. It seems futuristic, but guys like Tim Cook and Mark Zuckerberg really feel that this could be the next big thing and really replace how we communicate with people in a more natural way. These products can’t even exist today without significant improvement in energy density, and in battery technology, more generally.

Of course, everybody’s aware of the transition happening in the vehicle space, as our transportation platforms move to all-electric. A massive market and a massive opportunity for batteries.

Each of these segments has different ASPs associated with them. The smaller premium segments, even today, without an improvement in technology, drive a significantly higher ASP on a per watt hour basis. The large vehicle markets are very much commodity pricing. You can imagine where Enovix wants to start, from a business model perspective. The first factory, that T.J. has mentioned, Fab 1 in Fremont, will primarily be targeted at the wearable space. As we move into our second factory, its scale into phones, and the laptop space is a very attractive, large-growing market on its own.

Then, finally, as our businesses come up and are running, we’re making money. In the meantime, we’re working with partners to develop our battery technology for the EV space, and move into partnership on our factoring.

Let’s talk about that market a little bit. I challenge you to find any market on the planet that’s this large and growing as fast. It’s $45 billion just at the cell level today, growing to $75 billion by 2025. As noted before, we’re initially targeting the premium segment of this market. It’s a great space on its own, a $13 billion market that we’re attacking in these four key segments. Ultimately, as we grow and build a company that can make money, our cost structure is actually lower than what is seen today on lithium-ion batteries, standard lithium-ion batteries. That will allow us to enter the EV space on a profitable basis with partners.

Okay, let’s talk about specific customers. Here, we’re showing five deals that we have today with top Tier 1 through 3 customers in these segments: one in the laptop space, one in the mobile handset space, three in wearables. These are all funded product development deals. These companies have spent significant NRE dollars with us, or in some cases, made significant investments directly into Enovix, in order to get early access to our technology. These are, at this stage, at the design win stage, where individual companies, these companies are building our products into their next generation devices.

So, this is a significant amount of business, there’s $240 million of opportunity within just these five wins, and we have a large pipeline of additional customers that we’ve been sampling, and we expect to add to this over time. So, that’s the market and the value of energy density in that market. At this point, let me turn it over to Ashok to tell us a little bit more about the details of our technology and how we create those breakthrough products.

Ashok Lahiri

Thank you, Cam.

Let’s start talking about technology and show you how replacing the graphite anode with silicon results in directly increasing the capacity of a battery by 36%.

So, why is the graphite anode so thick? The reason is that lithium anodes essentially sit in between layers of graphite, so when the graphite is full, it’s only about 28% lithium. If you compare that to silicon, silicon actually powers the graphite, and so when the silicon is full, it is 63% lithium. As a result of this, the unit cell for graphite is 190 microns, and that reduces to 140 microns for a silicon-based battery, so that directly improves the capacity by 36%.

On the cathode side for consumer electronics, the cathode of choice is a material called lithium cobalt oxide. It is a highly engineered material, it has taken decades to perfect, and we’re not changing it.

We’re not the only ones who think the future anode of choice is silicon – so does Tesla. This is a picture of Battery Day 2020, and there’s Elon on the stage, and next to him is Drew Baglino, who leads their Battery Team, and they think silicon is awesome, and so do we.

But if silicon is so awesome, why have graphite anodes dominated for 30 years? If you look along four key metrics, the first is formation expansion. Formation is the first time that the anode is charged with lithium and how much the anode expands.

Next is formation efficiency. This is the first time that the anode is charged – it permanently traps some lithium and it’s a one-time event. Then when you get into cycling, as the part charges and discharges, how stable is the anode in terms of thickness, because it goes through charge and discharge cycles? Then, finally, cycle life, how long does the battery last? You can see for all four of these metrics, graphite is really a great performer.

Now, if you just take a conventional battery and you replace a graphite anode with silicon, what you get is that during formation, instead of expanding about 10%, the silicon anode expands by more than 2x. In addition during formation, almost half the lithium is trapped and permanently lost from the system.

Then, when you get to cycling, the anode repeatedly expands and contracts with each charge and discharge cycle by a large amount, and this stress on the particles leads to the particles actually electrically disconnecting, and even cracking. So, in essence, solving this problem took Enovix 13 years and $239 million. We’re going to go into each one of these problems in detail and show you how Enovix solved these problems.

The first is what happens during the first charge or formation and the damage that it can do to the container of the battery because the silicon wants to expand and here the 3D integrated constraint helps us solve the problem.

Silicon puts a huge pressure on the vessel that is containing it, but in our case, our anode is made up of these very little strips. So, the small surface area results in a force that’s applied to that container that’s relatively modest and can be contained with just a thin structural member around the battery. If you compare that with a traditional battery with a very large surface area, that same pressure translates into a huge force of 1.7 tons. Think of this as like a car standing on end on top of a cellphone battery. It’s really quite unmanageable in practice. This constraint system also has some great side benefits. It’s extremely mechanically robust, it’s puncture-resistant, and it also acts as a great heat sink.

The second problem with silicon is this formation efficiency problem, and here we put in a source of lithium on top of our battery, and we actually diffuse lithium into the anode, essentially, to top off once lost, and we can do this relatively fast because that distance and the thickness direction is only a few millimeters. If you compare that with a conventional battery, the length of those electrodes is much, much longer at 50 millimeters, are much longer, and that can take weeks, or even longer, to accomplish.

The next problem is swelling during cycling, and here again our constraint system helps us solve that problem. Here, at the top, is an actual cross-section of one of our batteries after the first cycle, and then the next one is a similar battery after 538 cycles, and you would be hard pressed to see any differences between them. Essentially, our battery swells less than 2%, and this is actually significantly better than even today’s graphite-based batteries.

The last problem with silicon is that these particles, as they go through charge and discharge cycles, tend to crack up. At the top, what you see here are some SEM cross-sections of conventional electrodes that are going through charge and discharge cycles, and you can see that they swell and shrink by almost 10 microns. Even after just one of these charge/discharge cycles, if you look, you can see that some of these particles have started to crack, and where they crack, they form new surface area, and it reacts with lithium and permanently traps it.

So, when Elon talks about silicon and that the anode, the cookie crumbles and turns to mush, he’s talking about this problem. In contrast, if you look at a cross-section of our anode, after 540 cycles, you’re seeing no evidence of particle damage.

In summary, we’ve explained how the combination of the 3D architecture on the constraint system solves all four major problems associated with silicon, but since no one has built a battery in this way, we have a very focused effort to identify and patent each of the design elements that allow us to do this. Essentially, you can think of our competitive moat as not only 13 years and $239 million, but also 89 patents and more than 50 in progress.

We’ve talked about how we’ve solved the problems with silicon, but how does this battery perform? A key metric is cycle life or how many charge/discharge cycles does the battery last, and a key figure of merit for consumer electronics is that the batteries should last about 500 cycles. These are multiple batteries, and you can see that we can easily meet this metric. On the right is just an example of one of these batteries as it’s going through multiple charge/discharge cycles from beginning to end.

Let’s return to the energy density roadmap and how things have progressed in the industry. Harrold talked about our first node EX-1 is 900 watt hours per liter. Now, it doesn’t end there for us. We have additional nodes which take advantage of two things. Really, they exploit the capability of our architecture, as well as take advantage of the natural improvement in material properties that drive the conventional curve. By adding these together, we can drive up energy density by 2x the standard curve for conventional batteries, and actually, over time, our gap to the rest of industry is just going to grow.

Let’s finish by talking about, well, how does a silicon anode battery compare with a lithium metal or a solid-state battery. If you look at again the unit cell, and it is indeed true, that if you replace a silicon anode with a lithium anode, it does reduce in thickness, but the solid electrolytes that are available are typically much thicker than a standard lithium-ion separator.

So, when you look at it from a complete unit cell basis, there’s hardly any difference between them. Essentially, they end up having the same energy density, except that for the silicon anode, these batteries are available today, and they take advantage of all the infrastructure and know-how associated with lithium-ion technology.

So, that’s it for consumer technology, let’s switch to manufacturing, and I’ll hand it over to Harrold.

Harrold Rust

All right, thanks, Ashok.

Equally important to technology and the architecture is our ability to manufacture it, and we spent the last two years really developing the processes and the tools to do that, so I’m going to walk you through that a bit.

Here’s roughly the manufacturing flow. Our process is about 70% similar with conventional batteries. We start out with similarly coded rolls and material and separator rolls, and we go through and we do a patterning process with a laser, where we actually in the picture, you can see we laser define the patterns of these short electrodes. After that’s done, the layers are put on top of each other, in this picture, and then they’re stacked, and the stacking is shown in this last picture. Here, we’re actually stamping out the features from each thing. Once that battery is stacked, the stainless steel constraint we’ve been talking about is applied, and then it’s put in a conventional package.

So, it’s fairly common to a standard process, but the difference is really this patterning and stacking in the middle of the process is replacing the lining of a normal battery.

Our first factory, Fab 1, as we talked about, in Fremont, when fully up and filled up, will make a battery every two seconds. So, let’s talk about this a little bit. We are sitting in this room right now talking to you. This is our building in Fremont, where we’re located across the street from Tesla. Our R&D area, I’ll show you, is in the middle of the building, and then around that is manufacturing. Incoming materials come into this room. Those large rolls I mentioned are loaded onto laser processing tools here, and from that point onward the product is not touched by a human, they go through stacking and constraining and packaging.

Once that’s done, the batteries are put in trays of 100 to 200 batteries, and they’re put into a test area, where we do the charging and buffering, and then the batteries come back into this area, where they’re stored and aged, prior to being put into boxes and shipped to customers. So, that’s kind of how the factory works. I’ll show you progress on that since then because this is not just a schematic, this is a real thing.

Here’s our R&D line in the middle of the building I mentioned. This is where the technology has been developed. We’ve made about 20,000 batteries in this area, and we continue to do innovation and we will be working on EX-2 and EX-3, as Ashok mentioned.

In the production area, these are pictures of some of the laser patterning equipment. This patterns the separator, this patterns the electrodes. These are very sophisticated machines that do that process. These machines have already been moved into our building, and you’ll see some pictures of that in a minute.

This is the actual tool that does the stacking. It loads rolls and material here, and then there’s actually four stacking heads here, where the batteries are built up. This machine here applies an insulator on top of that package before the constraint goes on. Parts move between these machines untouched, on a rail system. This machine puts a connector tab and then eventually welds it into the design; again, a proprietary design for us.

Then, once that done, we rely on somewhat standard industry packaging tools. This is a tool that puts the actual tabs on the battery, goes through a welding process. Here’s where that polymer pouch is formed. This is where we make the lithium flag for the buffering Ashok mentioned, and then, finally, this is the tool that actually seals the battery up with the electrolyte and it makes it a finished cell.

Then, the last piece of this is testing. These are pictures of formation cabinets. That does the first charging. This robot, essentially, is moving trays of several hundred batteries around into each one of these modules, without a person getting involved.

So, that’s our production tools. These tools are largely hitting the factory now, and if you look, here’s kind of a progress picture from December of last year to February this year. We actually built a second story in the building to maximize the space. This is a picture today now, where you see a lot of the laser processing equipment moving into the building. Over the next month, this area will be largely filled up with our first production line, that’s coming up, and this is that schedule.

At the top end, on the quality side, we will be an ISO-certified factory by the end of this year. We go through a number of certifications, as well, that are required for batteries. Then, this represents the various parts of the manufacturing process, where we do acceptance testing, both with the vendor and here, and then we actually spend about seven months bringing up and qualifying and characterizing the tools, so that they’re optimally set up before you start actually building customer qualification samples, and those support our first revenue in Q2 of next year, as we’ve previously mentioned. Early on, we’re doing actual build-up of the specific products for these customers, where it’s designed exactly for their form, fit and function ahead of the actual qualification.

Then, lastly, on manufacturing, manufacturing has got two jobs. One is to drive up the performance of the product. This has been our history since 2008 in driving up energy density. Going forward, the mission really changes now to how do you tighten up the distribution, as we’re getting very close to our final performance, and you can see we’ve already started doing that. This will tighten up even more as we get into our Fab 1 production equipment, which is coming in right now.

I’m going to turn it back over to Cam to talk a little bit about what’s beyond Fab 1.

Cameron Dales

Okay, great, thanks, Harrold. We’ve talked about our technology, how that creates a significant improvement in energy density, how that translates into value for our customers, and then how we scale that and manufacture the product, so now let’s talk about scale and how those innovations, including the manufacturing side, turn into a large business and make money.

We’ve spent a fair amount of time talking about our first fab here in Fremont, first revenue in early 2022. This facility will be able to produce over $200 million in revenue. Of course, we’re hard at work on our second fab, as well. The initial customer deals that we have, our five design wins, are more than enough to fill out Fab 1, and so we’re looking to scale further.

The strategy there is to buy an existing lithium-ion battery factory and retrofit it with our technology, and we’ll talk a bit about how we do that. This facility will generate $580 million of additional revenue, and we’ll exit 2025 at a $1 billion run rate. This is a fairly significant improvement, or leap, in the capacity. It’s about eight times more watt hour capacity coming out of Fab 2 than Fab 1.

Then, finally, we’re really excited about the opportunities beyond what we’re doing in the near term with consumer electronics, but also looking ahead to the development of cells using our technology for the EV space. We’re active with a number of partners now, and we expect to be able to work with them on our Fab 3, starting in 2025, revenue opportunity.

As mentioned, we have a structured approach to searching for candidate facilities that would be the right size, scale, and capability for our Fab 2. We’ve identified 22 of those worldwide. We’ve down-selected to a handful, and are very active in discussions to support our schedule with those partners.

So, how would we do that? This is a schematic of a lithium-ion battery factory. The green boxes represent capabilities that would not change, electrode fab, through packaging, formation, and aging. It’s really these orange sections over here, which we would essentially drop in our laser patterning and stack process for a typical winding section of our factory.

The economics of this are great. Just by the nature of producing higher energy batteries, you get more watt hours out of that existing fab. In many markets, including our initial premium markets, there’s an additional ASP improvement. You add that up, and you end up with an old line retrofitted with our technology producing more than 60% improvement in revenue out of that existing capacity.

So, this is an attractive financial model for our partners. We’re hard at work on deal concepts that really kind of breakdown like this, and no exploits in the technology. Partner provides the fab and some additional capital, and then we share in the output. This, we think, is a fantastic, scalable model that allows us to address all the segments of the lithium-ion battery space.

Harrold Rust

Okay, let’s switch back and kind of see where this all adds up from a financial standpoint.

This is our revenue plan for the next five years. Even though we’re not at production yet, we have actually some very active progress with customers, where they’re paying a significant amount of NRE to develop their products. Production, as we mentioned, starts in 2022 with Fab 1, and then as we get into 2023, we’re bringing up Fab 2, and that really rockets our growth.

By 2025, we’ll have a full-year revenue of $801 million and have a run rate at the end of the year of about a $1 billion. Our gross margin is 52%. We drop 32% to the bottom line. We think that’s a very attractive performance. If you look at other battery companies today, they tend to not perform that well financially. Kind of if you’re best-of-breed, you’re around 35% gross margin and 22% bottom line. The reason for that, quite honestly, is you’re making a very undifferentiated product, you can’t charge more for it.

As Cam previously showed, in our factory, we’re going to make a lot more watt hours for the same footprint, and we can charge a premium for that product, and that’s what gets us to this point. I think, additionally, there’s a lot of leverage for making higher energy density from a cost standpoint, and so we believe we’ll be cost-competitive with anyone in the industry at that scale.

Let’s talk just a little bit about how we view ourselves, but also to QuantumScape. They’re obviously a very prominent and well-funded competitor. I think the thing that—when we think about it, we kind of view we’ve got a first-mover advantage. We started at this game three years ahead of them. We’re pursuing an approach which is much more traditional. I mean, our process, as we’ve talked about, is very similar to conventional batteries, the material set is more known. We’ve been sampling heavily for the last three years to customers that have validated our performance. We’ll be three years early on revenue, and I think our profitability will also be ahead by that amount. So, we feel we stack up quite well against them.

In conclusion, we think we’re very well positioned to become a very big player in next generation lithium-ion batteries. We’ve been at it for a long time. There’s a lot of work, money spent and patents behind us that have really gotten to this point. We already demonstrated 900 watt hours per liter, which is kind of groundbreaking in the industry, and Fab 1 is actually something that’s been in process for two years and is coming up this year, and that’s something that’s way ahead of a lot of our competitors.

Customers have been a big part of our Company. They pay for access, both in terms of equity and also in terms of NRE. A lot of customers have been sampled. We’ve got an excellent team, and now with our SPAC, we’ve got an even a better team, from a management perspective, and obviously, we have a source of funding from them to really get Fab 1 going.

We thank you…